



Mark How

C-Level Exec @ Strawhouse & Neurohacker Collective

Greater San Diego Area

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Strawhouse Inc.

University of Victoria

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500+ connections

Currently helping young companies with D2C ecommerce competencies grow with a focus on social commerce, online marketing (brand, performance, and direct response). My early career was in sales, marketing and business development for startups. Having, taken a handful of early stage tech comp...

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Experience

CEO
Strawhouse Inc.

Feb 2018 – Present • 6 mos

Growth capital meets performance marketing agency. Scaling customer acquisition, and investing in high-growth social commerce companies. Strawhouse works quietly alongside dozens of the world's fastest growing companies as one of Facebook's largest performance video advertisers globally. For our best partners we have created hundreds of millions in market value over the past few years.



Chief Revenue Officer
Neurohacker Collective

Jan 2017 – Present • 1 yr 7 mos

Encinitas, CA

The Neurohacker Collective was formed to align and improve accessibility to an emergent community exploring optimized human cognition through scientific, holistic & considerate innovation. Their first product, Qualia, provides cutting edge biochemistry to upgrade the hardware of your consciousness.



Managing Partner
How Creative Inc.

Jan 2017 – Present • 1 yr 7 mos

Greater San Diego Area

Deploying resources outside of Silicon Valley on entrepreneurial opportunities where timely investment can be transformational.




Investor & Co-founder
Shopswell

Apr 2015 – Dec 2016 • 1 yr 9 mos









Del Mar, CA

Fostering a community of passionate, social shoppers who share reviews, experiences and tastes. +1 MM listings, and unpaid / earned US traffic growing +30% m-o-m.

Seed funded by two rounds of venture capital and acquired in December 2016.

SweetLabs, Inc.

Advisor
SweetLabs, Inc.
Jun 2013 – Jun 2015 • 2 yrs 1 mo
San Diego

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Education

University of Victoria

University of Victoria
B Sc., Biochemistry
1987 – 1992

Skills & Endorsements

Start-ups · 99+
Endorsed by **Josh Stein and 28 others who are highly skilled at this**

Business Development · 99+
Endorsed by **Juergen Weichert and 10 others who are highly skilled at this**

Strategic Partnerships · 99+
Endorsed by **Jordan Greenhall and 13 others who are highly skilled at this**

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Recommendations

Received (14) Given (48)

Dave Cynkin

Dave Cynkin
Chief Marketing Officer, Business Development Exec, Strategic Advisor to CEO's & Founders, Athlete
June 1, 2015, Mark was a client of Dave's

I consulted for Mark's social commerce start-up, Shopswell.com during its early development and got to know him well. Mark is a very capable, insightful, and adaptive CEO. His ability to manage relationships and needs of shareholders, partners and employees, along with working directly to discover new ways to bring competitive advantages and opportunities to the enterprise is most impressive. In addition to being a talented, hard-working individual, Mark is also a good man; ethical, thoughtful and worthy of trust and confidence from those who endeavor to support his ventures.

Darrius Thompson

Darrius Thompson
CEO & Co-founder SweetLabs
June 5, 2013, Darrius managed Mark directly

I've been lucky enough to work with Mark (aka Bacon) for at least a decade. Mark's dedication and commitment to his work and his team is inspiring. He has a knack for building scalable business in a way that compliments the product vision. If there is a new potential business opportunity to be discovered Mark will find it.

Mark has that rare mix of DNA and experience where he can't help but over turn every stone to find an opportunity or unknown

challenge. I look forward to the day Mark and I will work together again. Anyone between now and then would be lucky to have Mark as part of their leadership. He can inspire teams while rolling up his sleeves and directly impacting dollars as a contributor.

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